TEECCINO CAFFE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Teeccino Caffe, Inc.
Oxnard, California

We have reviewed the accompanying financial statements of Teeccino Caffe, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 3, 2023
Los Angeles, California

TEECCINO CAFFE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	485,269	$	112,526
Acccounts Receivable, net		313,895		424,767
Inventory		3,094,437		2,190,515
Prepaids and Other Current Assets		286,665		107,319
Total Current Assets		**4,180,266**		**2,835,127**
Property and Equipment, net		922,552		922,433
Intangible Assets		69,805		77,288
Security Deposit		-		3,891
Total Assets	**$**	**5,172,623**	**$**	**3,838,739**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	623,285	$	396,517
Credit Cards		51,677		35,654
Current Portion of Loans and Notes		218,211		284,424
Line of Credit		100,000		191,000
Current Portion of Shareholder Loan		48,000		129,136
Other Current Liabilities		96,808		97,993
Total Current Liabilities		**1,137,981**		**1,134,724**
Promissory Notes and Loans		2,528,099		1,235,703
Shareholder loans payable		1,083,616		1,548,035
Total Liabilities		**4,749,696**		**3,918,462**
STOCKHOLDERS EQUITY				
Common Stock		3,777,841		3,231,911
Equity Issuance Costs		(71,912)		-
Retained Earnings/(Accumulated Deficit)		(3,283,002)		(3,311,634)
Total Stockholders' Equity		**422,927**		**(79,723)**
Total Liabilities and Stockholders' Equity	**$**	**5,172,623**	**$**	**3,838,739**

See accompanying notes to financial statements.

TEECCINO CAFFE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Gross Revenue	$	13,048,331	$	11,360,692
Discounts and allowances		1,240,984		1,426,744
Net revenue		11,807,347		9,933,948
Cost of Goods Sold		4,671,243		4,510,398
Gross profit		7,136,104		5,423,550
Operating expenses				
General and Administrative		1,385,852		1,286,811
Sales and Marketing		5,529,731		3,924,302
Total operating expenses		6,915,583		5,211,113
Operating Income/(Loss)		220,521		212,437
Interest Expense		217,289		170,744
Other Loss/(Income)		(27,000)		(161,447)
Income/(Loss) before provision for income taxes		30,232		203,140
Provision/(Benefit) for income taxes		1,600		5,887
Net Income/(Net Loss)	**$**	**28,632**	**$**	**197,253**

See accompanying notes to financial statements.

TEECCINO CAFFE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series A Preferred Stock		Series B Preferred stock		Equity Issuance	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Costs	(Accumulated Deficit)	Equity
Balance—December 31, 2020	5,067,220	$ **2,981,911**	1,979,868	$ **-**		$ -		$ **(3,508,887)**	$ **(526,976)**
Issuance of Stock		250,000			227,272	-			250,000
Net income/(loss)								197,253	197,253
Balance—December 31, 2021	5,067,220	3,231,911	1,979,868	-	227,272	-		$ (3,311,634)	$ **(79,723)**
Issuance of Stock	2,548,073	545,930	-		-	-	(71,912)		474,018
Net income/(loss)								28,632	28,632
Balance—December 31, 2022	**7,615,293**	$ **3,777,841**	**1,979,868**	$ **-**	**227,272**	$ **-**	$ **(71,912)**	$ **(3,283,002)**	$ **422,927**

See accompanying notes to financial statements.

TEECCINO CAFFE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	28,632	$	197,253
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		29,832		131,221
Amortization of Intangibles		7,483		791
Loss on sale of assets				59,259
Changes in operating assets and liabilities:				
Acccounts receivable, net		110,872		247,507
Inventory		(903,922)		(822,630)
Prepaids and Other Current Assets		(179,346)		(15,405)
Accounts Payable		226,768		85,428
Credit Cards		16,023		5,378
Other Current Liabilities		(1,185)		40,259
Security Deposit		3,891		
Net cash provided/(used) by operating activities		**(660,952)**		**(70,939)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(29,951)		(409,996)
Purchases of Intangible Assets		-		(12,500)
Net cash provided/(used) in investing activities		**(29,951)**		**(422,496)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		474,018		250,000
Line of Credit		(91,000)		(89,973)
Borrowing on promissory notes, net of payments		(81,136)		
Borrowing on Promissory Notes and Loans, net of payments		761,764		347,810
Borrowing on SAFEs		-		
Net cash provided/(used) by financing activities		**1,063,646**		**507,837**
Change in Cash		372,743		14,402
Cash—beginning of year		112,526		98,124
Cash—end of year	**$**	**485,269**	**$**	**112,526**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	217,289	$	170,744
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Teeccino Caffe Inc. was incorporated in the state of California on June 2, 1994. The financial statements of Teeccino Caffe Inc. (which may be referred to as "Teeccino", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oxnard, CA.

Teeccino is a delicious blend of organic herbs like chicory, carob, dandelion or ramón seeds plus fruits and nuts that are roasted and ground to brew like coffee or steep like tea. All products contain the highest quality ingredients without any artificial flavors, preservatives, chemicals or stimulants like caffeine and sugar. A cup of Teeccino brims with many health benefits including natural energy from nutrients, heart-healthy potassium, and prebiotic inulin.

The Company believes in supporting its customers' optimal health and protecting life on our planet. These two principles guide all the company's decisions about their products and how they source their ingredients. By pioneering new trade for herbs harvested in rural communities, Teeccino creates economic opportunities where income is scarce. The Company is dedicated to the four "Ps": purpose, people, planet, and profits. To which they also add the fifth "P": passion, which fuels the company's dedication to service on behalf of the common good.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by 140,517 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and the Company determined that no reserve was necessary.

Inventories

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture & fixtures	7 - 10 years
Leasehold improvements	27.5 years
Machinery & equipment	7 - 12 years
Tradeshow furnishings	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Teeccino Caffe Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits

based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of coffee and tea products. The Company sells directly to consumers online through the Company’s website and online accounts and wholesales its coffee products both directly and through which in turn sells or supplies the products to the end-consumer.

Cost of Sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $1,521,965 and $826,266, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Undeposited funds		2,308		12,766
AR Employee loans		1,920		1,316
Amazon merchant clearing		35,228		15,551
Prepaid expenses		196,574		77,686
Capitalized Slotting fees		50,635		-
Total Prepaids and Other Current Assets	**$**	**286,665**	**$**	**107,319**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
AP Canoas Properties		-		1,051
Accrued expenses		94,139		96,788
Sales tax payable		-		154
Other current liabilities		2,669		-
Total Other Current Liabilities	**$**	**96,808**	**$**	**97,993**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Computer equipment	$	268,951	$	262,596
Furniture & fixtures		51,188		49,452
Leasehold improvements		414,313		405,156
Machinery & equipment		736,150		679,987
Tradeshow furnishings		6,808		6,808
Vehicles		14,917		58,377
Property and Equipment, at Cost		**1,492,327**		**1,462,376**
Accumulated depreciation		(569,775)		(539,943)
Property and Equipment, Net	**$**	**922,552**	**$**	**922,433**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $29,832 and $131,221, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of the following:

As of Year Ended December 31,	2022	2021
Trademark	$ 10,356	$ 10,356
Package redesign	73,500	73,500
Loan fees	4,817	4,817
Organizational costs	3,765	3,765
Intangible assets, at cost	**92,438**	**92,438**
Accumulated amortization	(22,633)	(15,150)
Intangible assets, Net	**$ 69,805**	**$ 77,288**

Amortization expenses for intangible assets for the fiscal years ended December 31, 2022, and 2021 were in the amount of $7,843 and $791, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares the Company is authorized to issue is 30,000,000 shares, with no par value.

20,000,000 shares are designated as Common Shares with no par value, and 10,000,000 shares are designated as Preferred Stock with no par value.

Common Stock

As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 7,615,293 and 5,067,220 were issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue two series of Preferred Stock. Series A Preferred Stock and Series B Preferred Stock.

The Company is authorized to issue 1,979,868 of shares of Series A Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 1,979,868 shares of Series A Preferred Shares have been issued and are outstanding.

The Company is authorized to issue 1,000,000 shares of Series B Preferred stock with no par value. As of December 31, 2022, and December 31, 2021, 227,272, shares of Series B Preferred Shares have been issued and are outstanding.

7. DEBT

					For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
US Bank - Isuzu Truck Loan	$ 40,241	6.25%	11/15/2020	11/15/2020	$ -	$ -	$ -	$ 6,117	$ -	$ 6,117
CB&T Tea Bag Machine	$ 80,578	5.85%	11/16/2020	5/24/2023	$ 6,102	$ -	$ 6,102	$ 17,675	$ 6,101	$ 23,776
Community West Bank Loan 2977	$ 975,000	4.25%	11/17/2020	8/20/2027	$ 185,109	$ 595,017	$ 780,126	$ 148,532	$ 779,602	$ 928,134
Convertible notes payable	$ 450,000	6.00%	11/18/2020	4/12/2026	$ 27,000	$ 423,000	$ 450,000	$ -	$ 450,000	$ 450,000
Major shareholders long term notes payable	$ 2,037,506	6.00%	11/19/2020	11/19/2020	$ 48,000	$ 1,083,616	$ 1,131,616	$ 129,136	$ 1,548,035	$ 1,677,171
American Express Kabbage loan	$ 147,500	12.00%	11/20/2020	11/20/2020	$ -	$ -	$ -	$ 112,100	$ -	$ 112,100
SBA Loan	$ 1,473,300	3.75%	4/26/2022	5/3/2052	$ -	$ 1,510,082	$ 1,510,082	$ -	$ -	$ -
Total					**$ 266,211**	**$ 3,611,715**	**$ 3,877,926**	**$ 413,560**	**$ 2,783,738**	**$ 3,197,298**

Isuzu Truck Loan

On August 1, 2017, the Company entered into a loan agreement for the purchase of an Isuzu truck in the amount of $40,241 with an imputed interest rate of 6.25% per annum. The loan was repaid in 2022.

CB&T Tea Bag Machine

On February 23, 2018, the Company entered into a loan agreement for the purchase of a tea bag machine in the amount of $80,578 with an interest rate of 5.85% per annum. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $6,102 and $23,776, respectively.

Community Bank Loan 2977

On August 2, 2021, the Company entered into a working capital loan agreement with Community Bank in the amount of $975,000 with an interest rate of 4.25% per annum. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $780,126 and $928,134, respectively.

American Express Kabbage Loan

On September 7, 2021, the Company entered into a working capital loan in the amount of $147,500 with an interest rate of 12% per annum and matures twelve months from the date of the loan.   This loan was paid off in May 2022.

Related Party Note Payables

The Company issued secured notes totaling $2,037,506 to related parties during previous fiscal years. The loans carry an interest rate of 6% per annum and have various maturity dates. As of December 31, 2022, and December 31, 2021, $1,131,616 and $1,677,171 was outstanding, respectively.

Convertible Notes

On April 12, 2021, the Company has issued convertible notes totaling $450,000 with major shareholder's cousins. The notes have a five-year maturity date based on date of issuance and bear a 6% interest rate per annum. Commencing on June 30, 2021, and continuing thereafter on the last day of each calendar quarter until the maturity date, the Company shall pay to the order of the lender an amount equal to the unpaid interest accrued on the outstanding amount due on the notes. On, or at any time prior to the maturity date, the lender has the right (but not the obligation), in its sole discretion, to convert all, or any part of, the outstanding principal and unpaid accrued interest as of the date of the conversion, into shares of the Company's Common Stock at a conversion price equal to $1.25. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $450,000, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ 8,544	$ 58,635
Valuation Allowance	(8,544)	(52,748)
Net Provision for income tax	$ -	$ 5,887

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,009,488)	$ (766,303)
Valuation Allowance	1,009,488	766,303
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,383,002, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,383,002. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The Company issued secured notes totaling $2,037,506 to related parties during the previous fiscal years. The loans carry an interest rate of 6% per annum and have various maturity dates. As of December 31, 2022, and December 31, 2021, $1,131,616 and $1,677,171 were outstanding, respectively.

On April 12, 2021, the Company issued convertible notes totaling $450,000 with major shareholder's cousins. The notes have a five-year maturity date based on date of issuance and bear a 6% interest rate per annum. Commencing on June 30, 2021 and continuing thereafter on the last day of each calendar quarter until the maturity date, the Company shall pay to the order of the lender an amount equal to the unpaid interest accrued on the outstanding amount due on the notes. On, or at any time prior to the maturity date, the lender has the right (but not the obligation), in its sole discretion, to convert all, or any part of, the outstanding principal and unpaid accrued interest as of the date of the conversion, into shares of the Company's Common Stock at a conversion price equal to $1.25. As of December 31, 2022, and December 31, 2021, outstanding balance is $450,000.

On May 14, 2021, the Company entered into a long-term lease agreement with a leasing company owned by two of its major shareholders. The lease is for a term of twenty-six years and provides the Company with an option to renew for an additional ten years with a 3% increase in the base rent. The Company is responsible for all operating costs incurred in operating, managing, insuring, equipping, lighting, repairing, maintaining, and policing the property, including the exterior and common areas, specifically including, without limitation, items of expense for or related to insurance premiums and deductible.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 3, 2023, which is the date the financial statements were available to be issued.

On January 4, 2023, the company renewed the Line of Credit agreement with Community West Bank. The maturity date is extended to December 29, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.